SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2009

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and333-123265 and Form S-8 Registration Statement File No. 333-06246.



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                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Announces Appointment of Eitan Livneh as President and CEO dated June 3, 2009.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Announces Appointment of Eitan Livneh as President and CEO

On Wednesday June 3, 2009, 7:56 am EDT

YAHUD, Israel, June 3 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS; TASE: MAGS) today announced that Mr. Eitan Livneh has been appointed by the Board of Directors as President and CEO, commencing August 2, 2009. Mr. Livneh will replace Mr. Yoav Stern, who is working in the capacity of Acting President and CEO of Magal during the interim period following the departure of the Company's former CEO.

Mr. Livneh joins Magal from Tadiran Telecom Ltd., a leading Israel-based telecommunications company, where as President and CEO, he successfully shifted the focus of the company to meet market and customer needs, and improved its profitability. He was previously President and CEO of Elgo Irrigation, and prior to that, a general manager at Packer Plada Group.

Mr. Livneh also has many years of experience in the defense industry. From 1989 to 1994, Mr. Livneh was VP Marketing and Assistant to the President of
Elisra Electronic Systems, a world leading company in the field of electronic warfare, as well as a major supplier to the Israeli Defense Forces. Mr. Livneh also spent 12 years with the Israeli Navy, achieving the rank of Commander.

Mr. Livneh holds a B.A. degree in Economic and Business Administration from Bar-Ilan University in Tel Aviv, Israel.

Magal's Chairman of the Board, Mr. Jacob Perry, commented, "We look forward to having Eitan join us and lead our exceptional team to the next stage of our development. Eitan brings many years of managerial experience and knows our industry very well. He is a strong fit for Magal's corporate culture and I am convinced that he will be able to bring out the best in our employees and our Company for many years to come."

Mr. Yoav Stern, Acting President and CEO of Magal, commented, "After the changes we have made in Magal-Senstar over the past few months, I believe the Company has in place a management team with the necessary experience and capabilities for increasing shareholder value over the long-term. Future success is a matter of continued focus and commitment to this goal, which I know exists within Magal and Senstar's personnel. I leave Magal with a renewed corporate vision and enhanced workforce, which is well positioned to tackle the many challenges that still lie ahead. I wish Eitan much success in his new role, and I stand ready to assist and support him as necessary."

Mr. Perry added, "I would like to thank Yoav for his contribution to Magal over the past eight months, helping us transition through a difficult period in the industry and global economy. In only a short period, he has enabled us to put in place a long-term vision and strategy, which will bring Magal to the next stage of its emergence as a leading and globally focused defense company. Yoav's positive contribution in only a short time will remain ingrained within Magal, long into the future. I wish Yoav well and much success in his future endeavors."

About Magal Security Systems Ltd.:

Magal S3i is a leading international solutions provider of Safety, Security, Site Management and Intelligence gathering and compilation. Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Magal S3i's turnkey solutions are typically integrated and managed by a single sophisticated modular command and control software, supported by expert systems for real-time decision support. The company's portfolio of critical infrastructure and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion. A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3i has successfully installed customized solutions and products in more than 75 countries worldwide.


This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:

    Magal Security Systems Ltd. Yoav Stern
    Tel: +972-3-539-1421
    Cell: +972-54-311-3110
    Assistant: Ms. Elisheva Almog
    E-mail: elisheva@magal-ssl.com

    Web: http://www.magal-ssl.com

    GK Investor Relations
    Kenny Green/Ehud Helft
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: info@gkir.com






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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                    (Registrant)



                                            By: /s/Yoav Stern
                                                -------------
                                                Yoav Stern
                                                Acting Chief Executive Officer
                                                and President



Date:  June 3, 2009